SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             ----------------------

                           NEWKIRK REALTY TRUST, INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    651497109
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             ----------------------

      Carolyn Tiffany                                     David J. Heymann
   Winthrop Realty Trust                            Post Heymann & Koffler, LLP
      7 Bulfinch Place                                   Two Jericho Plaza
         Suite 500                                       Wing A, Suite 111
Boston, Massachusetts 02114                           Jericho, New York 11753
       (617) 570-4614                                      (516) 681-3636
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 23, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))                                          Page 1 of 8

CUSIP No. 651497109                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Winthrop Realty Trust
      I.R.S. I.D. No. 34-6513657
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     4,375,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,375,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,375,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 651497109                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      WRT Realty, L.P.
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,375,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,375,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,375,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 amends certain information contained in the Schedule 13D (the "13D") filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (now known as Winthrop Realty Trust). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

      Item 2. Identity and Background.

      (a) This statement is being filed by Winthrop Realty Trust, an Ohio trust, and its wholly-owned operating partnership, WRT Realty, L.P., a Delaware limited partnership (collectively, "Winthrop"). See Appendix A for information regarding Winthrop's directors and executive officers.

      (b) The principal business address of Winthrop is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

      (c) The principal business of Winthrop is to acquire, hold and ultimately dispose of real estate related assets including, without limitation, real property and securities in entities that invest in real property.

      (d) and (e) During the last five years, neither Winthrop nor any individual listed on Appendix A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Not applicable

      Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

      On July 23, 2006, Lexington Corporate Properties Trust ("Lexington") and Newkirk Realty Trust, Inc. ("Newkirk") announced that they have entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") dated as of July 23, 2006 pursuant to which, Newkirk will be merged with and into Lexington (the "Merger").

      In connection with the Merger, Winthrop entered into a Voting Agreement with Lexington pursuant to which Winthrop agreed to vote the shares of Newkirk held by it in favor of the Merger and any other matter contemplated under the Merger Agreement that could reasonably be expected to facilitate the Merger; provided that the Voting Agreement shall terminate upon the earlier of: the effective date of the Merger, the termination of the Merger Agreement in accordance with its terms, the public withdrawal by the Newkirk Board of its recommendation of the Merger or its public approval of an acquisition proposal other than the Merger.

      Winthrop has agreed to amend, at the effective time of the Merger, the previously entered into Acquisition Agreement and the Assignment as respects net lease assets of Winthrop's exclusivity agreement with Michael L. Ashner, Winthrop's Chairman and Chief Executive Officer, both as currently in effect between Winthrop and Newkirk, to permit the assignment and assumption of Newkirk's rights and obligations thereunder to and by Lexington. In addition, at the effective time of the Merger, all the shares of Newkirk common stock held by Winthrop would immediately vest and no longer be subject to forfeiture and the lock-up agreement with respect to such shares, currently in effect until November 2008, would thereupon terminate. Further, upon consummation of the Merger, Winthrop will be entitled to offset against the fees payable by Winthrop under the advisory agreement with FUR Advisors $4.4 million of the fee to be paid to NKT Advisors due to the termination of its advisory agreement with Newkirk in connection with the Merger.

      In addition, in connection with the Merger, Mr. Ashner will continue as a trustee and executive officer of the merged company. In this regard, Winthrop has entered into an agreement with Mr. Ashner relative to a proposed form of employment agreement between Mr. Ashner and Lexington to become effective upon the Merger. The agreement between Winthrop and Mr. Ashner provides that, among other things, in the event Lexington makes a real estate investment other than in a net-lease asset and Mr. Ashner shall thereby have the right to terminate his employment with Lexington, that Mr. Ashner is obligated to terminate his employment and other positions with Lexington, unless a majority of the independent trustees of Winthrop consent to his remaining with Lexington. Further, Mr. Ashner shall not agree to certain amendments to his employment agreement without the consent of the majority of the independent trustees of Winthrop.

      Item 7. Materials to be Filed as Exhibits.

      5. Voting Agreement between Winthrop and Lexington dated July 23, 2006, (incorporated by reference to Exhibit 10.1 to Winthrop's Current Report on Form 8K filed on July 25, 2006).

      6. Agreement between Michael L. Ashner and Winthrop dated July 23, 2006 (incorporated by reference to Exhibit 10.1 to Winthrop's Current Report on Form 8K filed on July 25, 2006).

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 26th day of July, 2006.

                                                WINTHROP REALTY TRUST

                                                By: /s/ Peter Braverman
                                                    ----------------------------
                                                    Peter Braverman
                                                    President

                                                WRT REALTY, L.P.

                                                By: Winthrop Realty Trust
                                                    General Partner

                                                    By: /s/ Peter Braverman
                                                        ------------------------
                                                        Peter Braverman
                                                        President